

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 7, 2009

Todd A. Daniels
Chief Financial Officer
Elecsys Corporation
846 N. Mart-Way
Olathe, KS 66061

   Re: **Elecsys Corporation**
      Form 10-K for the Fiscal Year ended April 30, 2009
      Filed July 22, 2009
      File No. 001-15057

Dear Mr. Daniels:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

            Sincerely,

            Jeff Jaramillo
            Accounting Branch Chief